THE BANK OF NEW YORK

101 Barclay Street

New York, New York 10286

May 6, 1997

Compagnie Generale de Geophysique

1, rue Leon Migaux

91341 Massy, France

Re:

Deposit Agreement (the “Deposit Agreement”), dated as of May 6, 1997, by and among Compagnie Generale de Geophysique, The Bank of New York, as Depositary, and the Owners and Beneficial Owners of American Depositary Receipts issued thereunder.

Dear Sirs:

We refer to the Deposit Agreement.  Capitalized terms defined in any of the Deposit Agreement and not otherwise defined herein are used herein as defined in the Deposit Agreement.

We hereby confirm that we shall not deliver Shares prior to the receipt and cancellation by us of Receipts for Shares.

We hereby confirm that, without the prior consent of the Company, (i) we will not, on the record date for any dividend or other distribution with respect to Shares, (a) issue Receipts prior to the receipt by us, the Custodian or our nominees of corresponding Shares (a “Pre-Release”) or (b) permit any Pre-Release to remain outstanding at any time on such date except pursuant to agreements with covenants, representations or warranties substantively to the effect of Section 3(a), 4, 7(a) and 14 of the ADR Pre-Release Agreement attached hereto (or, in lieu of Section 14, we will indemnify the Company to the same extent that the counterparty to a Pre-Release would be required by said Section 14 to indemnify the Company).

Very truly yours,

THE BANK OF NEW YORK,

As Depositary

By:______________________